Squire Patton Boggs (US) LLP
2000 Huntington Center
41 South High Street Columbus, Ohio 43215

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squirepattonboggs.com

November 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Williamson

Re:	Oxford Resource Partners, LP

Preliminary Proxy Statement on Schedule 14A

Filed October 24, 2014

File No. 001-34815

Dear Mr. Williamson:

On behalf of Oxford Resource Partners, LP (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), made in a letter dated November 21, 2014, relating to the Partnership’s Preliminary Proxy Statement on Schedule 14A (File No. 001-34815) filed with the Commission on October 24, 2014 (the “Preliminary Proxy Statement”) and our related supplemental response letter dated November 12, 2014.

Before discussing the Partnership’s responses to the Staff’s comments, the Partnership believes that it is important to outline for the Staff the current timing constraints that the Partnership is facing, which constraints necessitate an early December mailing of definitive proxy materials. As discussed below, the Partnership will make further modifications to the Preliminary Proxy Statement, which the Partnership believes are fully responsive to the Staff’s comments.

Timing Considerations

As previously described in the undersigned’s e-mail correspondence to Mr. Jay Williamson on November 20, 2014 and subsequently discussed with Ms. Pamela Howell on November 21, 2014, the Partnership believes it is critical that the matters to be voted on as described in the Preliminary Proxy Statement be submitted to unitholders a reasonable time in advance of and approved by them before December 31, 2014. This date is critical because it is the date of expiration of the commitment letter from the lenders who will be refinancing the

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Partnership’s credit facilities. The Partnership has been advised by the lenders that they will not extend the commitment beyond that date, given the uncertainty around the coal markets. The existing credit facilities prohibit making distributions to unitholders and the refinancing is a condition to closing the transactions. If the transactions are not consummated, the Partnership will continue to be prohibited from making distributions to unitholders under the terms of the existing credit facilities and, will not benefit from the more favorable loan terms or the contribution of royalty bearing assets. In that case, the Partnership believes it will be unable to continue as a going concern. The Partnership anticipates that the proposals will be viewed favorably by its unitholders, given the recent increase in the Partnership’s common unit trading price from $0.63 per unit on the day before announcement to the $1.15 per unit as of November 21, 2014, as well as favorable reaction to the proposals by industry analysts.

Completing the refinancing prior to December 31, 2014 and the related transactions requires the Partnership to mail its definitive proxy statement early in December so that it has sufficient time before the special meeting to solicit the necessary proxies for approval of the transactions and time to allow for an adjournment if needed to obtain any additional proxies that are necessary.

The schedule requires not only holding the meeting but also a subsequent concurrent closing on all of the transactions described in the proxy statement together with the refinancing by December 31, 2014. As stated above, if the refinancing is not obtained before it expires on December 31, 2014, the transactions will not close and the Partnership believes it will be unable to continue as a going concern. The Partnership’s unitholders would then lose all of their investment. For this reason, the Partnership believes it is critical to finalize the Preliminary Proxy Statement and mail to unitholders as soon as possible.

Accordingly, the Partnership is addressing all comments raised by the Staff as indicated below, and thereafter needs to file its proxy statement in definitive form on or before December 2, 2014. The Partnership believes that, by addressing the comments as provided in the manner below, it will satisfy the concerns raised by the Staff.

Response to the Staff’s Comments

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto. Capitalized terms not defined herein have the meanings given to them in the Preliminary Proxy Statement and references in the responses to page numbers are to page numbers in the Preliminary Proxy Statement. The Partnership intends to file its definitive proxy statement inclusive of the items identified below as appropriate.

Schedule 14A

1.	We note that the proposed amendments shareholders are being asked to approve appear to amend materially the terms of the partnership agreement. For instance,

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among other things, you are (i) eliminating the current cumulative common stock unit arrearages, (ii) eliminating the concept of common stock unit arrearages, and (ii) resetting the minimum quarterly distribution. Please analyze why your solicitation of approval of the proposed amendments does not constitute an offer of a new security in exchange for the existing partnership units. If you conclude that a new security is being offered, please provide a detailed explanation of the exemption from registration upon which you intend to rely.

We acknowledge the Staff’s comment. In response, as supported below, the Partnership respectfully submits that the proposed amendments do not constitute an offer of a new security. Further, even if the proposed amendments were to constitute an offer for a new security, the Partnership believes the offer of such new security would be exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

I.	The proposed amendments do not constitute an offer of a new security

The Partnership believes that Section 2(a)(3) and Rule 145(a) of the Securities Act do not apply and hence that the proposed amendments do not constitute an offer of a new security. Rule 145(a) of the Securities Act provides that an “offer”, “offer to sell”, “offer for sale”, or “sale” occurs within the meaning of Section 2(a)(3) of the Securities Act when there is submitted to security holders a plan or agreement for (i) a reclassification of securities, which involves the substitution of a security for another security, (ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or (iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

The proposed amendments do not involve either a merger or consolidation or similar plan or acquisition as described in clause (ii) above nor do they involve the transfer of assets of a corporation to another person in consideration of the issuance of securities as described in clause (iii) above. Therefore, the analysis is limited to whether the proposed amendments constitute, under Rule 145(a)(1), a reclassification of securities, which involves the substitution of a security for another security, as described in clause (i) above. While a “deemed exchange” of one security for another in a reclassification may trigger the application of Rule 145(a)(1), the Partnership believes that judicial authority and Staff guidance make clear that changes to a company’s security holders’ rights do not constitute an offer or sale of a new or different security if such changes do not fundamentally alter the nature of an investment.

In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court set out the prevailing standard that “before changes in the rights of a security holder can qualify as the ‘purchase’ of a new security under Section 10(b) and Rule 10b–5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.” Subsequent courts have found that, where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105–106 (2d. Cir.

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1994). If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities. See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). Transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a different entity, and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969), and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437–38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)). Accordingly, situations in which stockholders are left with an investment in a different entity or exchange their common stock for bonds have been characterized as sales of new securities. See Allard at 420. See also Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982) (holding that the core issue is whether the transaction has transformed the parties’ interest such that they are participating in a wholly different enterprise). The Staff has recognized new securities in the contexts of exchanges of preferred stock into cash or new preferred stock (SEC No- Action Letter, American Can Co., May 12, 1980) and exchanges of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp., May 4, 1973).

The Staff has regularly found, in taking no action positions, that consensual modifications and modifications of provisions relating to dividend payments are not characterized as fundamentally altering these terms and, therefore, are not reclassifications for purposes of Rule 145(a). See SEC No–Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no-action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No–Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No–Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no–action position in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture).

In light of the facts that courts and the Staff have confirmed that existing securities are not significantly altered solely by virtue of a proposed amendment to restrictions on a company’s ability to pay dividends or make distributions, these changes may be more accurately characterized as mere modifications of contractual rights that have been reviewed by the courts and the Staff in other contexts. Accordingly, the Partnership believes that a new security is not being offered and believes that the foregoing supports its view that the proposed amendments reflected in the Amended and Restated Limited Partnership Agreement do not constitute an attempt to exchange the common units for new units of a different security.

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II.	If considered a new security, the Section 3(a)(9) exemption is available

To the extent the proposed amendments are deemed to constitute an offer of a new security, notwithstanding the foregoing, the Partnership submits to the Staff that it can avail itself of the exemption set forth in Section 3(a)(9) of the Securities Act, which exempts from Securities Act registration any new security deemed to be created by the proposed amendments.

Section 3(a)(9) provides a transactional exemption for “…any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The required elements of a Section 3(a)(9) exemption are that: (i) the exchange is being made by an issuer for its own securities (“same issuer”); (ii) security holders are not parting with any consideration in the transaction other than outstanding securities of the issuer (“exclusively by exchange”); and (iii) the issuer may not pay any commission or other remuneration, directly or indirectly, for the solicitation of the exchange (“no paid solicitation”).

As to the first element covered by clause (i) above, should the proposals be adopted, the Partnership will continue as the same legal entity and therefore will be the same issuer both before and after consummation of the transactions contemplated by the proposals, and thus the first element will be satisfied. Additionally, as to the second element covered by clause (ii) above, common unitholders will not part with any consideration in the proposed transactions and thus the second element will be satisfied. And finally, as to the third element covered by clause (iii) above, the Partnership will not pay any remuneration for the solicitation of proxies on the Partnership’s behalf in a manner that would invalidate the Section 3(a)(9) exemption. While the Partnership does intend to use a proxy solicitation firm in connection with soliciting votes for approval of the proposals in the definitive proxy statement, this firm’s services will be ministerial in nature and will not involve any recommendation with respect to any proposal in the definitive proxy statement or encouragement to vote in a particular manner. See SEC Compliance & Disclosure Interpretation Question 125.03. The Partnership accordingly believes the third element of the Section 3(a)(9) exemption will be satisfied as well.

2. We note your response to prior comment 1 from our letter dated November 6, 2014. You indicate that the “remaining proposed changes” are inextricably intertwined since they all relate to distributions to the Partnership and “[t]o separate these changes into separate matters would ignore…the economics associated with them on a linked basis…” Please provide further support why the various provisions relating to distributions by the Partnership make them inextricably intertwined. Separately explain to use your reference to the phrase “linked basis.” In responding to this comment, please refer to our Compliance and Disclosure Interpretations 101.01 and 101.02 dated January 24, 2014 (regarding unbundling under Rule 14a-4(a)(3) generally).

While the Partnership continues to believe that the proposed changes to the Partnership’s partnership agreement are inextricably intertwined and that there is no basis on which the matters set forth in the proposed Amended and Restated Limited Partnership Agreement should be disaggregated, the Partnership acknowledges the Staff’s comment and advises the Staff that it

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will unbundle the “Partnership Agreement Amendment Proposal” amendments into three separate sub-proposals for approval by the unitholders in the definitive proxy statement as set forth below.

THE PARTNERSHIP AGREEMENT AMENDMENT PROPOSAL 1A

•	effect a 12-to-1 reverse split of the Partnership’s common and general partner units;

•	convert all of the Partnership’s subordinated units into liquidation units (the purpose of which is to eliminate the subordinated units while preserving the capital accounts associated with those units to avoid a taxable capital shift to other unitholders, which liquidation unit capital accounts will be wound down to zero as described herein), terminate all warrants for the Partnership’s subordinated units, and in connection therewith remove provisions in the Partnership’s partnership agreement relating to the subordinated units; and

•	eliminate the current cumulative common unit arrearages and the concept of common unit arrearages which are principally designed to protect, as to the minimum quarterly distributions, the common units vis-à-vis the subordinated units, which are being eliminated.

THE PARTNERSHIP AGREEMENT AMENDMENT PROPOSAL 1B

•	reset the minimum quarterly distribution to $0.1333 per unit;

•	restructure the incentive distribution rights held by the Partnership’s general partner by resetting the target distribution thresholds above which the Partnership’s general partner will be entitled to increasing percentages of distributions in excess of the new minimum quarterly distribution, which will result in the general partner receiving, in addition to distributions in respect of its general partner units, (i) 13% of quarterly distributions in excess of $0.1533 per unit and less than $0.1667 per unit, (ii) 23% of quarterly distributions in excess of $0.1667 per unit and less than $0.2000 per unit and (iii) 48% of quarterly distributions in excess of $0.2000 per unit;

•	suspend distributions on the incentive distribution rights for six quarters, thereby providing the Partnership’s common unitholders with a greater share of cash distributions, if any, during the temporary suspension period, provided that such suspension may be reduced to no less than three quarters if, during the suspension period, additional drop-down asset acquisition transactions aggregating greater than $35 million in enterprise value are undertaken by Westmoreland or its affiliates, acting through the Partnership’s general partner, that are reasonably expected to provide accretion to per unit common unitholder distributions; and

•	provide for a one-time special distribution, of an aggregate of 202,184 additional post-reverse split common units as an approximately 25% unit dividend, payable to the Partnership’s public unitholders on a pro rata basis.

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THE PARTNERSHIP AGREEMENT AMENDMENT PROPOSAL 1C

•	approve a number of additional changes contained in the Amended and Restated Partnership Agreement that will apply upon its adoption, which are intended to clarify and modernize the partnership agreement and to conform provisions in the partnership agreement to the changes described in the Partnership Agreement Amendment Proposals 1A and 1B. Such additional changes are listed on pages 29-30 of the Preliminary Proxy Statement.

As unbundled, the Partnership believes that the amendment proposals meet the requirements of Rule 14a-4(a)(3) to present clearly each matter to be acted upon and is consistent with the Staff’s Compliance and Disclosure Interpretations 101.01 and 101.02. The Partnership believes that the amendments to be presented to unitholders fall into three distinct categories of inextricably linked amendments (with the exception of the 12-1 reverse unit split, which could be adopted by the board of directors of the Partnership’s general partner without unitholder approval and, consistent with The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004), should not be required to be unbundled). These categories are summarized as follows:

•	Proposal 1A: amendments relating to the conversion of the Partnership’s subordinated units into liquidation units and eliminating related concepts in the partnership agreement (including the elimination of current cumulative common unit arrearages and the concept of common unit arrearages);

•	Proposal 1B: amendments relating to distributions, including the reset of the Partnership’s minimum quarterly distribution and the target thresholds with respect to the incentive distribution rights held by the Partnership’s general partner; and

•	Proposal 1C: amendments that would clarify and conform provisions in the partnership agreement to the changes described in the Partnership Agreement Amendment Proposals 1A and 1B and make the partnership agreement consistent with the partnership agreements of master limited partnerships that have gone public in recent years.

The Partnership respectfully asserts that the amendments set forth in the first bullet point are inextricably linked in that they all relate directly to the concept of the Partnership’s subordinated units. As a result of the conversion of the subordinated units into liquidation units, there will no longer be a need for the concept of common unit arrearages. Similarly, the changes described in the second bullet point above all relate to distributions to unitholders and related concepts in the partnership agreement. As a result of the resetting of the minimum quarterly distribution, the target thresholds with respect to the incentive distribution rights held by the

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Partnership’s general partner will be correspondingly reduced. In addition, related amendments to the partnership agreement will be made to reflect the one-time special distribution and the suspension of distributions in respect of the incentive distribution rights for up to six quarters. Finally, the amendments described in the third bullet point above all relate to amendments that the Partnership believes will either (i) clarify and modernize the partnership agreement to be consistent with provisions contained in more recent partnership agreements for other master limited partnerships or (ii) conform provisions in the partnership agreement to the changes described in the Partnership Agreement Amendment Proposals 1A and 1B. The Partnership believes that it is unnecessary and could be potentially misleading to unitholders to present the items described above other than as part of the three distinct sub-proposals described herein.

With the amendment proposals being broken out into three separate and distinct sub-proposals, the Partnership believes that unitholders will be given an opportunity to vote separately on each of the major categories of related amendments. The Partnership respectfully asserts that any additional unbundling could lead to investor confusion and unnecessarily encumber the proxy solicitation process. The proxy statement will be revised to make clear that, in order for the transactions described therein to proceed, unitholders will need to vote FOR each of Partnership Agreement Amendment Proposal 1A, 1B and 1C.

3.	While the response to prior comment 1 discusses the proposed changes to the Partnership Agreement discussed on page 28 and the first bullet point on the top of page 29, it does not discuss the additional amendments discussed on pages 29 and 30, including without limitation, the last bullet point on page 29 (general partner merging the partnership into a newly-formed legal entity) and the first bullet point on page 30 (the legal venue relating to certain claims). Please advise us why such matters need not be unbundled. In responding to this comment, please refer to the Compliance and Disclosure Interpretations cited above.

The Partnership acknowledges the Staff’s comment and directs the Staff to the response in comment 2 above which addresses the concerns as to unbundling.

4.	We note your response to prior comment two from our letter dated November 6, 2014 and your statement that the Contribution Agreement relates to “certain select fee simple interests in coal reserves and surface lands within the mining operation known as the Kemmerer Mine.” Please revise to:

•	separately disclose the proven and probable reserves being contributed; and,

•	disclose the historical production on an annual basis associated with these reserves; To the extent that you believe this disclosure is not required, please explain in your response.

The Partnership acknowledges the Staff’s comment and will revise the proxy statement disclosure in this regard to separately disclose the proven and probable reserves being contributed and the historical production on an annual basis associated with these reserves. The text of the revised disclosures is attached hereto as Annex A.

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5.	We note your response to prior comment three from our letter dated November 6, 2014 and the draft disclosure provided. Please revise to briefly address the material assumptions underlying your numbers, including tons sold, prices, and the degree to which the Contributed Assets factored into your analysis.

The Partnership acknowledges the Staff’s comment and will revise the proxy statement disclosure in this regard to briefly address the material assumptions underlying the projected cash available for distributions, including tons sold, prices and the degree to which contributed assets factored into the analysis. The text of the revised disclosures is attached hereto as Annex B.

6.	We note your response to comment four from our letter dated November 6, 2014. It appears that financial statements are required by Item 13 of Schedule 14A. Please advise. We direct your attention to Item 13(b)(2).

The Partnership acknowledges the Staff’s comment. Although the Partnership does not believe that Item 13 of Schedule 14A is necessarily applicable, in response to such comment, and further to our discussion with Ms. Howell on November 21, 2014, the Partnership will deliver the Partnership’s Annual Report on Form 10-K to the common unitholders with the definitive proxy statement.

* * * * *

We appreciate the efforts of the Staff with respect to the Partnership’s Preliminary Proxy Statement. The Partnership has attempted to satisfactorily resolve all of the comments of the Staff including committing to make all revisions to the proxy statement that were suggested by the Staff. Given the timing considerations described above, the Partnership believes it is necessary to file the definitive proxy statement by no later than December 2, 2014.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions regarding this response letter to the undersigned at (614) 365-2759 or aaron.seamon@squirepb.com.

Very truly yours,

/s/ Aaron A. Seamon

cc:	Daniel M. Maher, Oxford Resource Partners, LP

Annex A

(Additional disclosure in bold/underline)

The Contribution

Upon satisfaction or waiver of the conditions set forth in the Contribution Agreement, Westmoreland will contribute to us the WKFCH Interests. The WKFCH Interests, upon the closing of the Contribution Transaction, will represent all of the outstanding equity interests in WKFCH, and WKFCH will hold the fee interest in certain surface lands and in certain coal and coal rights that constitute the Kemmerer Coal Reserves. The proven and probable reserves associated with the Kemmerer Coal Reserves to be contributed are approximately 30.7 million tons. The historical production attributed to the Kemmerer Coal Reserves for the years ended December 31, 2012 and 2013 were 3.026 and 3.012 million tons, respectively. Historical production attributed to the Kemmerer Coal Reserves year to date in 2014 was 2.955 million tons. The consideration for the Contribution is 4,512,500 common units (on a post-reverse split basis), which common units will represent 76.4% of the common units on a fully diluted basis (assuming the Amended and Restated Partnership Agreement has been approved and executed) issued by us.

Annex B

It is anticipated that, following the consummation of the transactions contemplated by the Purchase Agreement and the Contribution Agreement, we will be able to resume quarterly distributions of $0.2000 per common unit beginning with the first full quarter following closing of the transactions. Assuming closing of the transactions by the end of 2014, the projections demonstrating support for resumption of the quarterly distributions at that level for 2015 is provided by the following pro forma presentation of distributable cash flow:

In millions except items denoted with an asterisk (*)	2015P
Projected Tons Sold	5.9	(a)
Average Sales Price per Ton *	$53.70	(b)

Coal Sales Revenue	$318.6	(c)
Royalty and Non-Coal Revenue	6.8	(d)
Revenue from Contributed Kemmerer Reserves	5.4	(e)

Total Projected Revenue	328.6	(f)

Total Cost of Coal Sales (Produced)	(263.3	) (g)
Less: Cost of Purchased Coal	(2.5	) (h)
Less: Net SG&A	(11.7	) (i)
Less: Other	(1.6	) (j)

Projected Pro Forma Adjusted EBITDA	49.7	(k)

Less: Reserve Replacement Expenditures	(0.3	) (l)
Less: Maintenance Capital Expenditures	(19.5	) (m)
Less: Reclamation and Mine Closure Cash Payments	(7.4	) (n)
Less: Pro Forma Interest Expense	(16.5	) (o)

Total Projected Distributable Cash Flow	6.0	(p)

Less: GP Ownership Interest	(0.0	) (q)

Distributable Cash Flow	$6.0	(r)

Coverage Ratio *	1.3x	(s)

Projected Distributions	$4.7	(t)

LP Units Outstanding	5.9	(u)

Projected Distribution / Unit *	$0.80	(v)

a.	Oxford estimates that it will sell 5.9 million tons of coal in the year ending December 31, 2015. This compares to 6.6 million tons sold in the year ended December 31, 2013 and an estimated 5.7 to 5.8 million tons sold for the year ending December 31, 2014.
b.	Oxford estimates its average selling price per ton of coal will be $53.70 per ton for the year ending December 31, 2015. This compares to $50.93 per ton for the year ended December 31, 2013 and an estimated $52.25 to $52.75 per ton for the year ending December 31, 2014. The increased price for 2015 is due to certain Oxford supply contracts that provide for increases in the average selling price for 2015.
c.	Product of projected tons sold and average sales price per ton.
d.	Oxford estimates that royalty and non-coal revenue, which consists of royalty payments received on its underground coal reserves as well as limestone sales and other sources of revenue, will total $6.8 million for the year ended December 31, 2015. This compares to $10.6 million for the year ended December 31, 2013 and an estimated $26.3 million for the year ending December 31, 2014 (which includes $19.5 million in proceeds from a legal settlement for lost coal sales).
e.	Estimated royalty revenue generated from Kemmerer coal reserves contributed by Westmoreland. Assumes the sale of 3.2 million tons of reserves at a royalty rate of $1.71 per ton.
f.	Sum of items c, d and e.
g.	Total cost of coal sales as projected by Oxford, net of $2.5 million of non-cash reclamation expenses and $0.5 million of non-cash compensation.
h.	Oxford estimates that it will purchase approximately 0.08 million tons of coal from third parties in the year ending December 31, 2015 (included in projected tons sold) as compared to approximately 0.5 million tons purchased for the year ended December 31, 2013 and estimated purchases of 0.06 million tons for the year ending December 31, 2014. This translates to an estimated cost of purchased coal of $2.5 million for the year ending December 31, 2015 as compared to $22.3 million for the year ended December 31, 2013 and an estimated cost of $1.7 million for the year ending December 31, 2014.
i.	SG&A expense of $15.2 million as estimated by Oxford net of $1.5 million of non-cash compensation and $2.0 million of assumed synergies related to compensation, legal and insurance, and other cost savings.
j.	Cost of other revenue as projected by Oxford.
k.	Sum of items f through j.
l.	Estimated expenditures for reserve replacement per Oxford.
m.	Oxford estimates that maintenance capital expenditures for the year ending December 31, 2015 will total $19.5 million compared to $20.2 million for the year ended December 31, 2013 and an estimate of $19.5 million for the year ending December 31, 2014.
n.	Oxford estimates that reclamation and mine closure cash payments for the year ending December 31, 2015 will total $7.4 million compared to $8.7 million for the year ended December 31, 2013 and an estimate of $6.6 million for the year ending December 31, 2014.
o.	Pro forma interest expense for new credit facility at Oxford.
p.	Sum of items k through o.
q.	Portion of distributions allocated to the General Partner’s interest in Oxford.
r.	Sum of items p and q.
s.	Quotient of items r and t.
t.	Estimated Oxford distributions based on restructured distribution tiers; product of u and v.
u.	Oxford limited partner units outstanding post-equity restructuring at Oxford.
v.	Projected annual distribution per unit.